
07004779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2007

SEC FILE NUMBER
8-43912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Securities North America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Papatsos (201)-761-6508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



AFFIRMATION

I, Luc de Clapiers, and I, John Papatsos, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXIS Securities North America, Inc. as of December 31, 2006, are true and correct. We further affirm that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Executive Officer

Title

Signature

Financial Principal

Title

Notary Public

ANNE J. EQUALE
Notary Public, State of New York
No. 41-4706916
Qualified in Queens County
Commission Expires 2/28/10



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To The Stockholder and Board
of Directors of IXIS Securities North America Inc.:

In planning and performing our audit of the financial statements of IXIS Securities North America Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; and
4. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities or commodity accounts for customers or perform custodial functions relating to customer's securities or commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
2. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
3. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's and the CFTC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2007

IXIS Securities North America Inc.

(A wholly owned subsidiary
of IXIS Capital Markets North America Inc.)

Statement of Financial Condition
December 31, 2006
(Available for public inspection)

IXIS Securities North America Inc.
Table of Contents
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
IXIS Securities North America Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IXIS Securities North America Inc. (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

IXIS Securities North America Inc.
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	191,496
Short term deposits		160,507
Securities purchased under agreements to resell		2,506,560
Securities borrowed		3,542,320
Due from affiliates, net		3,446
Accrued interest receivable		5,765
Securities failed to deliver		332,218
Due from clearing corporation		20,056
Other assets		986
Total assets	$	6,763,354
Liabilities and Stockholder's Equity		
Liabilities		
Securities sold under agreements to repurchase		2,515,131
Securities loaned		3,480,824
Due to affiliates, net		252,115
Accrued interest payable		15,015
Securities failed to receive		324,341
Other liabilities		528
Liabilities subordinated to claims of general creditors		150,000
Total liabilities		6,737,954
Stockholder's equity		
Common stock, $1.00 par value, 10,000 shares authorized, 850 shares issued and outstanding		1
Additional paid-in capital		10,862
Retained earnings		14,537
Total stockholder's equity		25,400
Total liabilities and stockholder's equity	$	6,763,354

The accompanying notes are an integral part of the statement of financial condition.

1. Business and Organization

IXIS Securities North America Inc. ("Company"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), a futures commission merchant licensed with the Commodity Futures Trading Commission ("CFTC"), and a registered investment advisor under the Investment Advisors Act of 1940. The Company sells and purchases foreign securities on an agency basis to U.S. institutional customers that clear through IXIS Securities Paris ("IXIS Paris"), an affiliate. In addition, the Company participates in private placement and advisory activities and engages in proprietary matched book transactions using repurchase and reverse repurchase agreements collateralized by U.S. government securities. The Company also acts as an investment advisor to both related and unrelated parties. Since the Company's inception it has not conducted any commodities activities.

The Company is a wholly-owned subsidiary of IXIS Capital Markets North America Inc. ("Parent"), which is a wholly-owned subsidiary of IXIS North America Inc. ("IXIS NA"), the ultimate parent of the IXIS North America Group ("Group"). IXIS NA is a wholly owned subsidiary of IXIS Corporate and Investment Bank ("IXIS CIB"), an entity incorporated in Paris, France.

On June 12, 2006 Groupe Banque Populaire ("GBP") and Caisse Nationale des Caisses d'Epargne ("CNCE"), the parent of IXIS CIB, signed an agreement that sets out the terms and conditions of the creation of a new joint subsidiary, Natixis, an entity incorporated in Paris, France which brings together their corporate and investment banking businesses. In accordance with the terms of this agreement, on November 17, 2006 IXIS CIB and its subsidiaries, including the Company, were contributed to Natixis.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the date of purchase, to be cash equivalents. Securities purchased under agreements to resell and securities sold under agreements to repurchase are not considered cash and cash equivalents. At December 31, 2006, all cash and cash equivalents were held at major U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")

Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value as specified in the respective agreements, plus accrued interest. The Company executes its repurchase agreements and reverse repurchase agreements with members of Fixed Income Clearing Corporation ("FICC"). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company, through FICC, manages its credit risk by calculating the market value of each

participant's positions and comparing it to the contract amounts. Any difference is collected from or paid to each counterparty.

Securities owned and securities sold, but not yet purchased
Securities transactions are recorded on the statement of financial condition at market value on trade date. Market value is generally based on quoted market prices or dealer quotations.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices.

Fair value of financial instruments
Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as repurchase agreements, securities loaned, liabilities subordinate to claims of general creditors, customer and non-customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company clears equity securities transactions through IXIS Paris, and clears fixed income securities transactions through the Government Securities Division of FICC, who then becomes the legal counterparty to the transaction. The fixed income transactions are then cleared through a major U.S. bank. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, customers, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis.

Securities borrowed and loaned
Securities borrowed represents collateral held at the clearing broker which is subject to margin and other requirements and may not be available for general use, except to close out open short positions. Securities loaned are primarily securities of an affiliate which the Company pledges as collateral.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on

tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company is included in the consolidated federal and combined state and local income tax returns filed by IXIS NA.

Commissions and fees
Commissions are recorded on trade date. Fees from acting as placement agent and investment advisor for related parties and unconsolidated variable interest entities are accrued monthly as services are rendered and billed quarterly in arrears.

Interest income, interest expense, and dividends
Interest income and interest expense are recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

The Company incurs interest on amounts due to affiliates and receives interest on amounts due from affiliates as applicable. Interest is earned or accrued based on 1 month LIBOR on the amounts due to and due from affiliates as of each month end.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections* ("SFAS 154")

SFAS 154 replaces Accounting Principles Board Opinion No. 20, *Accounting Changes*, and Statement of Financial Accounting Standards No. 3, Reporting *Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting and reporting of a change in accounting principle.

SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change.

SFAS 154 which was adopted on January 1, 2006 did not have a material effect on the statement of financial condition of the Company.

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157")

SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 also nullified the consensus reached in name of Emerging Issues Task Force Issue No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") which prohibited the recognition of day one gain or loss on derivative contracts and hybrid instruments measured at fair value when the Company cannot verify all of the significant model inputs to observable market data and market transactions.

SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique such as pricing model and/or the risks inherent in the inputs to the model if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of "block discounts' for large holding of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. The adoption of SFAS 157, which is effective for fiscal years beginning after November 15, 2007, is not expected to have a material effect on the statement of financial condition of the Company.

Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159")

SFAS 159, which was issued in February 2007, permits entities to choose at specified elections dates, to measure eligible items (as defined by SFAS 159) at fair value (the "fair value option"). Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. Upfront costs and fees related to items for which the fair value option is elected, shall be recognized in earnings as incurred and not deferred. The decision about whether to elect fair value option is applied on an instrument by instrument basis, is irrevocable and is applied to the entire instrument. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating what impact, if any the adoption of SFAS 159 will have on its statement of financial condition.

FASB Staff Position ("FSP") FIN No. 46R-6, *Determining the Variability to be Considered in Applying FASB Interpretation No. 46R* ("FIN 46R-6")

FIN 46R-6 addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN46R"). The variability to be considered in applying FIN 46R shall be based on an analysis of the design of the entity which determines the nature of the risks of the entity, the purpose for which the entity was created and the variability the entity is designed to create and pass along to its interest holders. FIN 46R-6 became applicable to all VIEs with which the Company first becomes involved and to all entities previously required to be analyzed under FIN 46R when a reconsideration event has occurred beginning after June 15, 2006.

The application of FIN 46R-6 did not have a material effect on the statement of financial condition of the Company.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, ***Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109*** **("FIN 48")**

FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect FIN 48 to have a material effect on its statement of financial condition.

4. Due from Clearing Corporation

As of December 31, 2006, amounts due from (to) clearing corporation consist of the following:

		(In thousands)
Securities, at fair value	$	22,127
Deposits		500
Margin account		(2,571)
	$	20,056

Securities represent U.S. Treasury Bills with maturities of January 4, 2007 and February 15, 2007, respectively which are part of the clearing deposit requirements.

5. Related-Party Transactions

In conjunction with a formal netting arrangement between the Company and members of the Group, the Company settles all receivables and payables, including current and deferred taxes, with affiliates on a net basis. At December 31, 2006, included in due to affiliates, net, the Company recorded payables to IXIS Financial Products Inc. ("IXIS FP") and IXIS NA of $254.3 million and $2.0 million, respectively.

IXIS CIB and IXIS Paris, act as clearing brokers for the Company and provide execution and settlement services for the European securities trades of the Company's U.S. customers. Under the terms of an agreement, IXIS CIB and IXIS Paris remit commissions related to equity transactions, to the Company net of agreed upon execution and clearing fees for such transactions. At December 31, 2006, included in due from affiliates, net, the Company has recorded receivables from IXIS CIB and IXIS Paris of $0.1 million and $1.4 million, respectively, related to such commissions. Such amounts are not subject to the netting arrangement described above.

The Company received a guarantee from IXIS CIB dated July 3, 2006 whereby all of the Company's payment obligations arising from its securities lending activities from that date forward are fully guaranteed. The guarantee's provisions include a fee of 2 basis points per annum on the

net credit exposure resulting as the difference between the market value of the collateral received and the securities loaned.

The Company enters into short term deposit and borrowing transactions with IXIS FP which are recorded net in the statement of financial condition. At December 31, 2006, the Company placed $135.5 million of overnight deposits with IXIS FP at interest rates between 5.33% and 5.35%.

The Company purchased a $25 million certificate of deposit ("CD") from the New York Branch of Natixis with an original maturity of one year yielding 5%. The CD has a maturity date of February 8, 2007 and is recorded in short term deposits in the statement of financial condition.

The Company enters into equity financing trades with IXIS Derivatives Inc. ("IXIS DI"), IXIS FP and IXIS CIB which are recorded as securities borrowed or loaned. The following table summarizes the amounts outstanding between the Company and the foregoing counterparties at December 31, 2006:

	(In thousands)	
Counterparty	Securities borrowed	Securities loaned
IXIS DI	$ 40,955	$ 125,554
IXIS FP	1,365,270	21,090
IXIS CIB	-	83,458
	$ 1,406,225	$ 230,102

The Company earns investment management fees from Bloom Asset Holdings Fund ("Bloom"), a unit trust that is consolidated by an affiliate, IXIS FP. At December 31, 2006, the Company recorded a receivable from Bloom of $5.9 million related to the investment management fees, which is included in due to affiliates, net.

The Company earns investment management and incentive fees as a result of advising on the investing in asset-backed and mortgage backed securities markets that are attributable to the Parallel Absolute Return Fund L.P. ("Parallel"), an offshore hedge fund established by IXIS FP in March 2006. At December 31, 2006, the Company recorded a receivable from Parallel of $2.0 million in due from affiliates, net related to the unpaid investment management and incentive fees. Such amount is not subject to the netting arrangement described above.

During 2006, the Company entered into various reverse repurchase and repurchase transactions with IXIS FP. The outstanding amount as of December 31, 2006 totaled $1 million and $28.8 million which are included in securities purchased under agreements to resell and securities sold under agreement to repurchase, respectively.

Effective January 17, 2006, the Company pre-paid its $25,000,000 subordinated loan with the Parent and replaced it with a $150,000,000 subordinated loan. These transactions were approved by the Company's regulators. The loan has a scheduled maturity date of December 31, 2009, and carries an interest rate of three-month LIBOR plus 25 basis points.

In addition, on January 17, 2006, the Company pre-paid its $50,000,000 revolving subordinated loan outstanding with IXIS Commercial Paper Corp, a related party, and replaced it with a $200,000,000 revolving subordinated loan. These transactions were approved by the Company's regulators. The loan has a scheduled maturity date of December 31, 2009. This loan facility was unfunded as of the year ended December 31, 2006.

At December 31, 2006, $1.8 million of accrued interest payable on the subordinated loans is included in due to affiliates, net.

6. Variable Interest Entities("VIEs")

In the normal course of its business, the Company may perform services for VIEs. VIEs are entities that lack one or more of the characteristics of a voting interest entity. The enterprise with a controlling financial interest in a VIE, known as the primary beneficiary, is required to consolidate a VIE in accordance with FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN46R"), as amended. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both.

Based on the requirements of FIN46R, the Company has concluded that Saint-Germain Holdings ("SGH"), an asset-backed commercial paper conduit and Parallel are VIEs. The Company has determined that it is not the primary beneficiary of either SGH or Parallel and accordingly did not consolidate either VIE as of December 31, 2006.

The Company and SGH have a written program administration agreement whereby the Company earns investment management fees.

At December 31, 2006, commercial paper issued by SGH totaled $2.5 billion and Parallel's total assets were $2.8 billion.

7. Employee Benefit Plans and Employee Incentive Plan

Employees of the Company participate in a 401(k) plan sponsored by IXIS NA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company matches 50% of employees' contributions up to the maximum amount permitted by the Internal Revenue Code with the matching portion vesting in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by IXIS NA. IXIS NA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees of the Company participate in the Long Term Incentive Plan administered by IXIS NA. The plan provides for grants of units, the value of which is indexed to the consolidated three-year results of the Parent. The cost of the plan is accrued by the Company over the three year vesting period of the units.

Certain employees of the Company are permitted to participate in the Company's stock-based incentive plan ("equity plan") sponsored by the Parent. The Parent accounts for share based

payments required under the equity plan in accordance with FASB Statement No. 123R, *Share Based Payment.* The equity plan, which was approved in December 2000 and amended in July 2006 provides for grants of common stock-based awards, which include nonqualified stock options and restricted stock. The plan is a formula-value plan whereby the exercise price of stock options and the number of options and restricted stock granted are determined by management. Unless provided otherwise, restricted stock awards vest evenly over three years and stock-option awards vest evenly over five years commencing at the date of grant.

8. Regulatory Requirements

The Company is subject to the net capital rules of the SEC and CFTC which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the alternative method of Uniform Net Capital under SEC Rule 15c3-1. Under this method, the Company's minimum net capital requirement is $500,000 under Rule 15c3-1. The Company acts as an introducing agent for IXIS Paris pursuant to the exemptive provisions of (k)(2)(i) of Rule 15c3-3. Under this arrangement, IXIS Paris clears foreign equity securities through a recognized clearing organization or corporation. At December 31, 2006, the Company had net capital, as defined, of $166.4 million, which was $165.9 million in excess of regulatory requirements.

The revolving subordinated agreements discussed in Note 5 offer the Company the ability to increase its regulatory capital position only for the period of time that the additional regulatory capital is required. The subordinated loans qualify as equity capital for regulatory purposes and may only be paid if the Company is in compliance with the various terms of the SEC's Uniform Net Capital Rule.

The Company is in compliance with the exemptive provisions of Rule 15c3-3.

9. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by IXIS NA. For federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis. In accordance with a written tax allocation agreement, benefits are credited to each company to the extent available in the consolidated group.

At December 31, 2006, the Company had no deferred tax assets or liabilities.

10. Collateral Arrangements

The Company has received collateral in connection with reverse repurchase agreements with a fair value of $2.5 billion as of December 31, 2006 which it can sell or re-pledge. These amounts are not reflected on the statement of financial condition as the Company does not own the collateral received and re-pledges the collateral only in connection with the repurchase agreements. Substantially all of the collateral has been re-pledged to external counterparties as of December 31, 2006.

11. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and fixed income transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.


END